UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zenvia Inc.

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

Cassio Bobsin

Avenida Paulista, 2300, 18th Floor

São Paulo, São Paulo, 01310-300

Brazil

with a copy to:

Grenfel S. Calheiros and Paulo F. Cardoso

Simpson Thacher & Bartlett LLP

Av. Presidente Juscelino Kubitschek, 1455 - 12th Floor

São Paulo, São Paulo 04543-011

Brazil

Tel: 55 (11) 3546-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Bobsin LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,578,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,578,220
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,578,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Bobsin Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,635
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,635
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Cassio Bobsin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,475,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,475,855
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,475,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Zenvia Inc. (the “Issuer”). The Issuer’s principal executive office is located at Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil. As disclosed on a Schedule 13G filed on February 11, 2022 by Bobsin LLC and Cassio Bobsin, Bobsin LLC and Casio Bobsin beneficially owned 9,578,220 Class A Common Shares as of December 31, 2021. This Schedule 13D is being filed by the Reporting Persons (as defined below), in connection with a purchase by Bobsin Corp. of additional Class A Common Shares. Going forward, the Reporting Persons will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 2.	Identity and Background

(a)-(b), (f) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Bobsin LLC, a limited liability company formed under the laws of the State of Delaware;

(ii)	Bobsin Corp. a corporation formed under the laws of the British Virgin Islands; and

(iii)	Cassio Bobsin, a citizen of Brazil.

The principal business address of Bobsin LLC is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808. The principal business address of Bobsin Corp. is Avenida Paulista, 2300, 18th Floor, São Paulo, São Paulo, 01310-300 Brazil. The principal business address of Cassio Bobsin is Avenida Paulista, 2300, 18th Floor, São Paulo, São Paulo, 01310-300 Brazil.

(c) The principal business of Mr. Bobsin is being the Chief Executive Officer and Chairman of the Issuer. The principal business of each of Bobsin LLC and Bobsin Corp. is the holding of securities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 7, 2021, Bobsin LLC contributed all of its shares in Zenvia Mobile Serviços Digitais S.A. in exchange for 9,578,220 Class B common shares of the Issuer.

The Class A Common Shares held by Bobsin Corp. were purchased with the personal funds of Cassio Bobsin for an aggregate of $1,992,692.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Cassio Bobsin is the founder, Chairman of the Board of Directors and Chief Executive Officer of the Issuer and, in such capacity, has influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop alone, or with others, such plans or proposals).

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b) Calculations of the percentage of the Class A Common Shares beneficially owned is based on 18,042,493 Class A Common Shares outstanding as of August 30, 2022, based on information provided by the Issuer, and takes into account Class A Common Shares underlying any Class B common shares of the Issuer beneficially owned by each of the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Bobsin Corp directly holds 897,635 Class A Common Shares of the Issuer and Bobsin LLC directly holds 9,578,220 Class B common shares of the Issuer convertible at any time at the option of the holder and automatically upon transfer, subject to certain exceptions, into 9,578,220 Class A Common Shares, representing in the aggregate approximately 37.9% of the outstanding Class A Common Shares calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Cassio Bobsin is the sole member of Bobsin LLC and the sole shareholder of Bobsin Corp.

Each Class A Common Share is entitled to one vote, and each Class B common share is entitled to ten votes.

(c) Information with respect to transactions in the securities that were effected in the past 60 days by the Reporting Persons are set forth below, all of which were purchases of Class A Common Shares by Bobsin Corp. effected in the open market.

Trade Date	Quantity	Average Weighted Price Per Share	Price Range Per Share
8/26/2022	169,045	$2.0049	$1.93 to $2.13
8/29/2022	205,249	$2.0706	$2.07 to $2.10
8/30/2022	278,120	$2.2482	$2.11 to $2.37
8/31/2022	157,532	$2.4731	$2.37 to $2.50
9/1/2022	70,000	$2.4113	$2.33 to $2.46

The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Currently, Cassio Bobsin serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Bobsin, in his capacity as Chief Executive Officer and Chairman of the Board of Directors may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s compensation policy, in effect from time to time.

Registration Rights Agreement

On July 29, 2021, the Issuer and certain former shareholders of Zenvia Mobile Serviços Digitais S.A., including Bobsin LLC, entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, such shareholders were granted certain registration rights including piggy-back, shelf and demand registration rights so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $25,000,000. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Articles of Association

Pursuant to the Articles of Association of the Issuer, for so long as Bobsin LLC holds Class B common shares, the Issuer may not, without the prior written consent of Bobsin LLC and Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia (collectively “Oria”), change the number of directors; change the structure, function, and/or number of officers; amend the Issuer’s Articles of Association; vary the rights attaching to shares; approve any corporate restructuring, merger or consolidation of the Issuer with one or more constituent companies (as defined in The Companies Act (As Revised) of the Cayman Islands), approve the contribution by the Issuer of any assets to any subsidiary and/or the creation of any joint venture by the Issuer; approve any business combination; approve the winding-up, liquidation or dissolution of the Issuer; or take certain actions in respect of the Issuer’s share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of our continuation to a jurisdiction outside the Cayman Islands.

Pursuant to the Articles of Association of the Issuer, for so long as Bobsin LLC holds (i) at least 30% of the Issuer’s combined voting power of Class A Common Shares and Class B common shares then outstanding, Bobsin LLC may appoint up to three directors at its discretion and (ii) at least 10% of the Issuer’s combined voting power of Class A Common Shares and Class B common shares then outstanding, Bobsin LLC may appoint up to two directors at its discretion (and is entitled at any time to remove substitute or replace such directors).

In addition for so long as both Oria and Bobsin LLC hold Class B common shares, they may jointly appoint two additional directors and are entitled at any time to jointly remove, substitute or replace such director. The board of directors must have a chairman, for so long as both Oria and Bobsin LLC hold Class B common shares, which chairman will be appointed in rotation for a term of a year by each of them as prescribed in the Articles of Association, and such right was exercised initially by Bobsin LLC.

The foregoing descriptions of the Registration Rights Agreement and the Articles of Association do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Articles of Association, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A. Joint Filing Agreement (filed herewith)

B. Articles of Association effective as of May 7, 2021 (incorporated herein by reference to Exhibit 3.01 of the Issuer’s Form F-1/A (File No. 333-255269), filed with the SEC on May 5, 2021)

C. Registration Rights Agreement (incorporated herein by reference to Exhibit 4.01 of the Issuer’s Form F-1/A (File No. 333-255269), filed with the SEC on May 5, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022

BOBSIN LLC

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Sole Member

BOBSIN CORP.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Sole Member

CASSIO BOBSIN

/s/ Cassio Bobsin